UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. 4)*




                           WINNEBAGO INDUSTRIES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.50 PAR VALUE
                         (Title of Class of Securities)

                                   974637100
                                 (CUSIP Number)

                             WILLIAM M. LIBIT, ESQ.
                               CHAPMAN AND CUTLER
                             111 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60603
                                 (312) 845-2981
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 5, 2001
                          (Date of Event which Requires
                            Filing of This Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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(1)      Name of Reporting Person.
         S.S. or I.R.S. Identification Nos. of Above Person.

         Hanson Capital Partners, L.L.C.  I.R.S. Identification No. 52-2286575
         Luise V. Hanson         SS# ###-##-####
         John V. Hanson          SS# ###-##-####
         Mary Joan Boman         SS# ###-##-####
         Paul D. Hanson          SS# ###-##-####


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(2)      Check the Appropriate Box if a Member of a Group.  (See Instructions).
                                                                     (a)     [v]
                                                                     (b)     [ ]


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(3)      SEC Use Only.




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(4)      Source of Funds

         Not applicable.


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(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]


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(6)      Citizenship or Place of Organization.

         Hanson Capital Partners, L.L.C. is a Delaware limited liability company.

         Luise V. Hanson, John V. Hanson, Mary Joan Boman and Paul D. Hanson are United States citizens.


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CUSIP No. 974637100                                                       Page 2
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

                            ----------------------------------------------------------------------------
                            (7)      Sole Voting Power.
                                     Hanson Capital
                                        Partners, L.L.C.     7,396,306 shares (35.9%)

                                     Luise V. Hanson         7,396,306 shares (35.9%)

                                     John V. Hanson          16,630 (includes 100 shares owned by wife,
                                                             500 shares held as custodian for son and
                                                             16,000 shares which John V. Hanson has a
                                                             right to acquire)*

                                     Mary Joan Boman         153,882 (includes 95,711 shares owned by
                                                             husband, Gerald E. Boman, and 16,000 shares
                                                             which Gerald E. Boman has the right to
                                                             acquire)*

                                     Paul D. Hanson          160 shares*
                                     *less than 1.0 percent.

         NUMBER OF
          SHARES            ----------------------------------------------------------------------------
       BENEFICIALLY         (8)      Shared Voting Power.
         OWNED BY
           EACH                               Not Applicable
         REPORTING          ----------------------------------------------------------------------------
          PERSON            (9)      Sole Dispositive Power.
                                     Hanson Capital
                                        Partners, L.L.C.     7,396,306 shares (35.9%)

                                     Luise V. Hanson         7,396,306 shares (except that disposition of
                                                             all or substantially all of these shares requires
                                                             the unanimous approval of all members of
                                                             Hanson Capital Partners, L.L.C.) (35.9%)

                                     John V. Hanson          16,630 (includes 100 shares owned by wife,
                                                             500 shares held as custodian for son and
                                                             16,000 shares which John V. Hanson has a
                                                             right to acquire)*

                                     Mary Joan Boman         153,882 (includes 95,711 shares owned by
                                                             husband, Gerald E. Boman, and 16,000 shares
                                                             which Gerald E. Boman has the right to
                                                             acquire)*

                                     Paul D. Hanson          160 shares*
                                     *less than 1.0 percent.
           WITH             ----------------------------------------------------------------------------
                            (10)     Shared Dispositive Power.
                                     See (9) above.



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CUSIP No. 974637100                                                       Page 3
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(11)     Aggregate Amount Beneficially Owned by Each Reporting Person.

         See (7) and (9) above.


(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

         (See Instructions).                                                 [ ]


(13)     Percent of Class Represented by Amount in Row (11).

         See (7) and (9) above.


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(14)     Type of Reporting Person (See Instructions).

         Hanson Capital Partners, L.L.C., CO.

         Luise V. Hanson, IN; John V. Hanson, IN; Mary Joan Boman, IN; Paul D. Hanson, IN


ITEM 1.  SECURITY AND ISSUER.

         The class of securities to which this statement relates is Common Stock, $.50 par value (the "COMMON STOCK"), of Winnebago Industries, Inc. ("WINNEBAGO"), an Iowa corporation. The address of Winnebago's principal executive offices is P.O. Box 152, Forest City, Iowa 50436.


ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by Hanson Capital Partners, L.L.C., Luise
V. Hanson, John V. Hanson, Mary Joan Boman and Paul D. Hanson. Hanson Capital Partners, L.L.C. ("HCP") is a Delaware limited liability company which is currently comprised of two members, the Luise V. Hanson Qualified Terminable Interest Property Marital Deduction Trust (the "QTIP TRUST") and the Luise V. Hanson Revocable Trust dated September 22, 1984 (the "REVOCABLE TRUST"). The business address for HCP is c/o Mr. John V. Hanson, 8880 South Ocean Drive, #1110, Jensen Beach, Florida 34957. The business address for the QTIP Trust is c/o Ms. Linda K. Johnson, Manufacturers Bank and Trust Company, 245 East J Street, P.O. Box 450, Forest City, Iowa 50436. The business address for the Revocable Trust is c/o Mrs. Luise V. Hanson, 860 SE Central Parkway, Unit 142, Stuart, Florida 34994. The general purpose of HCP is to provide a business structure for the members of the family of Luise V. Hanson and trusts to enable them to pool and invest assets under consolidated ownership and management. Mrs. Luise V. Hanson is retired and her

CUSIP No. 974637100                                                       Page 4
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residence address is 860 SE Central Parkway, Unit 142, Stuart, Florida 34994.
Mr. John V. Hanson is retired and his residence address is 8880 South Ocean Drive, #1110, Jensen Beach, Florida 34957. Mrs. Mary Joan Boman is retired and her residence address is 743 S.W. Thornhill Lane, Palm City, Florida 34990. Mr. Paul D. Hanson is retired and his residence address is 60 W. Pelican Street, #106, Naples, Florida 33962.

         Luise V. Hanson is the trustee under the Revocable Trust which has a 65.1% membership interest in HCP. John V. Hanson, Mary Joan Boman, Paul D. Hanson and Bessemer Trust Company, N.A. are co-trustees under the QTIP Trust which has a 34.9% membership interest in HCP.

         None of HCP, Luise V. Hanson, John V. Hanson, Mary Joan Boman, and Paul
D. Hanson has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, none of HCP, Luise V. Hanson, John V. Hanson, Mary Joan Boman and Paul D. Hanson has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any of the foregoing being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

         Luise V. Hanson, John V. Hanson, Mary Joan Boman and Paul D. Hanson are United States citizens.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         NOT APPLICABLE. This amendment is being filed to report a change in the direct and indirect beneficial ownership by HCP and Luise V. Hanson of an aggregate of 585,000 shares of Common Stock. Reference is made to Item 4 for a description of the transactions.


ITEM 4.  PURPOSE OF TRANSACTION.

         The QTIP Trust withdrew an aggregate of 435,000 shares of Common Stock from HCP on the following dates and sold them on the same dates at the following prices:

                           July 5, 2001          70,000 shares @ $28.889
                           July 6, 2001         104,000 shares @ $28.055
                           July 9, 2001          52,000 shares @ $26.974
                           July 9, 2001         130,000 shares @ $27.00
                           July 10, 2001         79,000 shares @ $27.00

         The Revocable Trust withdrew an aggregate of 150,000 shares of Common Stock from HCP on the following dates and sold them on the same dates at the following prices:

                           July 10, 2001         25,000 shares @ $27.46
                           July 12, 2001         53,000 shares @ $28.05
                           July 13, 2001         71,700 shares @ $26.884


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CUSIP No. 974637100                                                       Page 5
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         The QTIP Trust and the Revocable Trust have been and, as of the date hereof, are the only members of HCP. As of the date hereof, the aggregate of 7,396,306 shares of Common Stock are HCP's only significant asset.

         The undersigned do not presently have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of Winnebago, or the disposition of securities of Winnebago, other than the acquisition or disposition of membership or economic interests in HCP or the disposition by HCP of Winnebago Common Stock from time to time when believed to be in the best interests of HCP's members.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Winnebago or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of Winnebago or any of its subsidiaries;

(d) Any change in the present board of directors or management of Winnebago, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of Winnebago;

(f) Any other material change in Winnebago's business or corporate structure;

(g) Changes in Winnebago's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Winnebago by any person;

(h) Causing a class of securities of Winnebago to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of Winnebago becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) HCP is the beneficial owner of 7,396,306 shares of Common Stock, which represent approximately 35.9% of Winnebago's issued and outstanding Common Stock. The Revocable Trust, of which Luise V. Hanson is the trustee, is a member of HCP and has a 65.1% membership interest in HCP.

CUSIP No. 974637100                                                       Page 6
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(b)      Luise V. Hanson has sole voting power with respect to the 7,396,306 shares of Common Stock of which she is the beneficial owner. Luise V. Hanson has dispositive power with respect to the 7,396,306 shares of Common Stock of which she is the beneficial owner, except that disposition of all or substantially all of those shares requires the unanimous approval of all members of HCP.

(c) Except for the transactions described in Item 4, none of the Estate, HCP, Luise V. Hanson, John V. Hanson, Mary Joan Boman or Paul D. Hanson has had any transactions in Common Stock during the past 60 days.

(d)      Not applicable.

(e)      Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Hanson Capital Partners L.L.C. Limited Liability Company Agreement provides that members of HCP shall manage HCP and any action taken by the members under such Agreement requires the consent of members representing a majority of the member percentage interests, except that certain actions, such as the disposition of all or substantially all of HCP's assets, requires the unanimous approval of all members of HCP.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.



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CUSIP No. 974637100                                                       Page 7
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   HANSON CAPITAL PARTNERS, L.L.C.



November 1, 2001                   /s/ Luise V. Hanson
----------------                   -------------------
   (Date)                          Luise V. Hanson, as Trustee of the Luise V.
                                   Hanson Revocable Trust dated
                                   September 22, 1984

CUSIP No. 974637100                                                       Page 8
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 1, 2001                                     /s/ Luise V. Hanson
----------------                                     -------------------
   (Date)                                            Luise V. Hanson

CUSIP No. 974637100                                                       Page 9
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 1, 2001                                     /s/ Mary Joan Boman
----------------                                     -------------------
   (Date)                                            Mary Joan Boman

CUSIP No. 974637100                                                      Page 10
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 November 1, 2001                                    /s/ John V. Hanson
 ----------------                                    ------------------
    (Date)                                           John V. Hanson

CUSIP No. 974637100                                                      Page 11
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 1, 2001                                    /s/ Paul D. Hanson
----------------                                    ------------------
   (Date)                                           Paul D. Hanson